MANAGEMENT’S DISCUSSION & ANALYSIS

INTRODUCTION
This discussion and analysis by management (“MD&A”) of West Fraser Timber Co. Ltd.’s (“West Fraser”, the “Company”, “we”, “us”, or “our”) financial performance for the three and nine months ended October 2, 2026 should be read in conjunction with: (i) our unaudited condensed consolidated interim financial statements and accompanying notes for the three and nine months ended October 2, 2026 (“Interim Financial Statements”); (ii) our audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2025 (“Annual Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards"); and (iii) our related 2025 annual MD&A (“Annual MD&A”).
Our fiscal year is the calendar year ending December 31. Our fiscal quarters are the 13-week periods ending on the closest Friday to the end of March, June, and September with the fourth quarter ending December 31. References to the three months ended October 2, 2026 and the third quarter of 2026 relate to the 13-week period ended October 2, 2026 and references to the nine months ended and year to date October 2, 2026 relate to the 39-week period ended October 2, 2026.
Unless otherwise indicated, the financial information contained in this MD&A is derived from our Interim Financial Statements, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board. This MD&A uses various Non-GAAP and other specified financial measures, including “Adjusted EBITDA”, “Adjusted EBITDA by segment”, “available liquidity”, “total debt to capital ratio”, “net debt to capital ratio”, and “expected capital expenditures”. An explanation with respect to the use of these Non-GAAP and other specified financial measures is set out in the section titled “Non-GAAP and Other Specified Financial Measures”.
This MD&A includes statements and information that constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Please refer to the cautionary note titled “Forward-Looking Statements” for a discussion of these forward-looking statements and the risks that impact these forward-looking statements.
This MD&A uses capitalized terms, abbreviations and acronyms that are defined under “Glossary of Key Terms”. Dollar amounts are expressed in the United States (“U.S.”) currency unless otherwise indicated. Figures have been rounded to millions of dollars to reflect the accuracy of the underlying balances and as a result certain tables may not add due to rounding impacts. The information in this MD&A is as at October 28, 2026 unless otherwise indicated.

OUR BUSINESS AND STRATEGY
West Fraser is a diversified wood products company with facilities in Canada, the United States, the United Kingdom, and Europe, manufacturing, marketing, selling, and distributing lumber, engineered wood products (OSB, LVL, MDF, plywood, particleboard), northern bleached softwood kraft pulp, paper, wood chips and other residuals. As at October 2, 2026, our business is comprised of 28 lumber mills, 15 OSB facilities, 3 plywood facilities, 3 MDF facilities, 1 particleboard facility, 1 LVL facility, 1 veneer facility, and 2 pulp and paper mills.
Our goal at West Fraser is to generate strong financial results through the business cycle, supported by robust product and geographic diversity, and relying on our committed workforce, the quality of our assets and our well-established people and culture. This culture emphasizes cost control in all aspects of the business and operating in a sustainable, financially conservative and prudent manner.
The North American wood products industry is cyclical and periodically faces difficult market conditions. Our earnings are sensitive to changes in world economic conditions, primarily those in North America, Asia and Europe and particularly to the U.S. housing market for new construction and repair and renovation spending. Most of our revenues are from sales of commodity products for which prices are sensitive to variations in supply and demand. As many of our costs are denominated in Canadian dollars, British pounds sterling and Euros, exchange rate fluctuations of the Canadian dollar,

British pound sterling and Euro against the United States dollar can and are anticipated to be a significant source of earnings volatility for us.
We believe that maintaining a strong balance sheet and liquidity profile, along with our investment-grade issuer rating, enables us to execute a balanced capital allocation strategy. Our goal is to optimize our portfolio of assets as well as reinvest in our operations across all market cycles to strategically enhance productivity, product mix, and capacity and to maintain a leading cost position. We believe that a strong balance sheet also provides the financial flexibility to capitalize on growth opportunities, including the pursuit of opportunistic acquisitions and larger-scale strategic growth initiatives, and is a key tool in managing our business over the long term including returning capital to shareholders.

RECENT DEVELOPMENTS
Markets
New home construction activity in the U.S. is a significant driver of lumber and OSB demand in North America. According to the U.S. Census Bureau, the seasonally adjusted annualized rate of U.S. housing starts was 1.22 million units in September 2026, with permits issued for 1.40 million units. In comparison, U.S. housing starts were 1.36 million units for the full year of 2025. New housing construction growth has been impacted by consumer confidence levels, elevated mortgage rates and housing affordability challenges. The conflict in the Middle East has added to consumer uncertainty and affordability challenges. A meaningful economic or employment slowdown, a prolonged higher-for-longer interest rate environment, or insufficient housing price adjustments could further constrain affordability and weigh on near-term demand for new home construction and our wood-based building products. Existing home sales remain historically low influenced by higher mortgage rates which have deterred consumers from refinancing as many hold lower rate long-term mortgages that were entered into prior to 2021. In addition, the U.S. central bank raised its key lending rate by 25 bps in September 2026. Long-term bond yields have also risen in recent months and remain elevated relative to recent years. These factors continue to influence mortgage rates and housing affordability, with 30 year mortgage rates exceeding 7%. Over the longer term, underlying household formation and improvements in housing affordability could provide support for U.S. housing demand. Federal measures to encourage housing supply may provide longer-term support for U.S. residential construction, although the timing and extent of any impact remain uncertain.

In the third quarter, demand for our products used in repair and remodelling remained subdued. Prior signs of improving market conditions were tempered by the conflict in the Middle East and the associated rise in government bond yields. Historically low existing home sales combined with lower inflation-adjusted repair and renovation spending continues to weigh on overall activity levels. Over the medium to long term, the advanced age of the U.S. housing stock is expected to continue supporting renovation and repair activity and, consequently, demand for lumber, OSB and plywood.

Continental lumber supply has trended lower in recent years due to mill capacity reductions across North America, with a significant number of these reductions announced as permanent. These capacity reductions have been attributed to several factors, including uneconomic fibre supply, mill modernization activity, the deterioration of residuals markets and increased duties and tariffs. While lumber supply rationalization and lower Canadian SPF imports into the U.S. have contributed to an improved U.S. market balance in 2026 relative to recent years, demand remains below historical levels and market conditions continue to be influenced by affordability challenges and elevated interest rates. Over the longer term, our ability to respond to a recovery in lumber demand may face challenges from timber supply limitations in key producing regions, the investment required for greenfield and brownfield project development, availability of cost-efficient labour, diminishing outlets for residuals and escalating capital costs.

The North American OSB industry continues to operate in an oversupplied market environment. While recent OSB mill closures have removed some capacity from the market, announced greenfield and restart projects are expected to add notable capacity over the next several years, including projects currently under construction. The timing and pace at which this new capacity is absorbed will depend on the recovery of residential construction activity and broader demand fundamentals. Over the medium term, prolonged market oversupply and weaker economic returns could moderate the pace of additional industry investment beyond currently announced projects.
According to industry data, from July 2024 through June 2026, approximately 21% of U.S. lumber consumption and 27% of U.S. OSB consumption was supplied by Canadian facilities. There has been a meaningful decline in Canadian lumber and wood-based building product imports into the U.S. over the last 4 years. Increased softwood lumber duties and the tariffs imposed by the U.S. administration’s Section 232 and Section 338 proclamations, along with loss of residual markets, wildfires and fibre access constraints, have contributed to an environment of heightened financial uncertainty for Canadian-based manufacturers of these products. If Canadian exports to the U.S. are constrained because of these or any other factors, the supply of these products may fall short of U.S. demand levels over the near to medium term.
Tariffs

On July 20, 2026, the U.S. administration announced new tariffs of 50% on certain Canadian products imported into the U.S. under Section 338 of the Tariff Act of 1930, effective August 22, 2026. On October 23, 2026, the U.S. administration announced modifications to the scope of certain tariffs imposed on Canadian products, effective October 30, 2026. The revised scope includes MDF products no thicker than 5 mm. In 2026, shipments to the United States of MDF products meeting the applicable criteria represented approximately 15% of our total MDF shipments. Our shipments to the U.S. of softwood lumber and OSB are not affected by Section 338 tariffs.
Export Duties
On October 14, 2026, the USDOC released final results for the AR7 POI, which disclosed a rate of 15.31% for CVD and 4.71% for ADD for West Fraser. Effective October 19, 2026, West Fraser’s cash deposit rate is 20.02%, which is a drop of 6.45% from the previous cash deposit rate of 26.47%.
Term Loan Refinancing

In September 2026, our existing $300 million term loan facility was refinanced through the issuance of a new $500 million term loan facility. Under the new credit agreement, the new term loan facility matures September 2029, and is under substantially the same terms and conditions as our previous term loan facility.

Indefinite curtailment of two mills

On October 28, 2026, we announced the indefinite curtailments of our Huguley oriented strand board (OSB) mill in Lanett, Alabama and our lumber mill in Leola, Arkansas. These curtailments are expected to take effect in the fourth quarter following orderly wind-downs.
The indefinite curtailment of the Huguley OSB mill and the Leola lumber mill is the result of continued weakness in demand for wood products used in new home construction and repair and renovation applications. These actions are expected to reduce West Fraser's OSB capacity by 500 million square feet (3/8-inch) and SYP capacity by 225 million board feet, both on an annual basis.
We expect to record an asset impairment loss between $200 million to $220 million in the fourth quarter of 2026 in connection with the indefinite curtailments.

THIRD QUARTER RESULTS

Summary Results ($ millions)	Q3-26	Q2-26	YTD-26	Q3-25	YTD-25
Earnings
Sales	$1,363	$1,434	$4,130	$1,307	$4,297
Cost of products sold	(1,001)	(1,053)	(3,042)	(1,104)	(3,234)
Freight and other distribution costs	(209)	(215)	(614)	(194)	(589)
Export duties, net, and tariffs	(46)	(44)	(248)	(87)	(132)
Amortization	(128)	(133)	(400)	(133)	(401)
Selling, general and administration	(68)	(63)	(195)	(66)	(208)
Equity-based compensation	(1)	(5)	(12)	2	10
Restructuring and impairment reversal	—	5	5	—	—
Operating loss	(92)	(74)	(376)	(275)	(256)
Finance expense, net	(9)	(9)	(70)	(12)	(1)
Other income (expense)	1	(5)	9	11	5
Tax recovery	20	28	109	73	66
Loss	$(80)	$(61)	$(329)	$(204)	$(186)

Adjusted EBITDA[1]	$38	$59	$31	$(144)	$135
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Selected Quarterly Amounts ($ millions, unless otherwise indicated)	Q3-26	Q2-26	Q1-26	Q4-25	Q3-25	Q2-25	Q1-25	Q4-24
Sales	$1,363	$1,434	$1,334	$1,165	$1,307	$1,532	$1,459	$1,405
Earnings (loss)	$(80)	$(61)	$(188)	$(751)	$(204)	$(24)	$42	$(62)
Basic EPS (dollars)	(1.02)	(0.78)	(2.40)	(9.59)	(2.59)	(0.30)	0.53	(0.77)
Diluted EPS (dollars)	(1.03)	(0.78)	(2.40)	(9.63)	(2.63)	(0.38)	0.46	(0.80)
Sales and earnings improved in Q1-25 due primarily to higher lumber pricing, lower costs, and the resumption of operations following major maintenance in our Other Operating Segments and impairment charges in the Europe EWP segment. Sales increased from Q1-25 to Q2-25 primarily due to higher shipments in our lumber and NA EWP segments, offset in part by lower lumber and OSB pricing. Earnings decreased from Q1-25 to Q2-25 due primarily to the impact of lower product pricing, inventory write-downs, and higher fibre costs, offset in part by lower tax expense. Sales in Q3-25 were impacted by further decreases in product pricing in our lumber and NA OSB product lines. Earnings decreased from Q2-25 to Q3-25 due primarily to lower product pricing and higher export duties expense on finalization of AR6, offset in part by higher tax recovery. Sales decreased in Q4-25 due to lower OSB and SPF lumber pricing and lower shipment volumes. Earnings decreased from Q3-25 to Q4-25 due primarily to higher restructuring and impairment charges, offset in part by lower export duties expense and other costs, including inventory write-downs. Sales increased in Q1-26 due to higher lumber and NA OSB product pricing and higher shipment volumes. Earnings increased from Q4-25 to Q1-26 due to the non-recurrence of restructuring and impairment charges in Q1-26 and lower inventory write-downs, offset in part by higher export duty expense, higher finance expense, and lower tax recovery. Sales increased in Q2-26 due primarily to higher lumber pricing and shipment volumes, offset in part by lower NA OSB product pricing. Earnings increased in Q2-26 due primarily to the non-recurrence of the duty adjustment related to prior periods and related finance expense impact and higher lumber pricing, offset in part by higher inventory write-downs, higher freight costs and lower tax recovery. Sales decreased from Q2-26 to Q3-26 due primarily to lower SYP and OSB pricing, offset in part by higher SPF pricing. Earnings decreased in Q3-26 due primarily to lower SYP and OSB product pricing and higher costs, offset in part by higher SPF pricing and a release of inventory valuation reserves.

Discussion & Analysis by Product Segment
Lumber Segment

Lumber Segment Earnings ($ millions unless otherwise indicated)	Q3-26	Q2-26	YTD-26	Q3-25	YTD-25
Sales
Lumber	$643	$663	$1,857	$551	$1,788
Wood chips and other residuals	54	57	164	57	176
Logs and other	16	9	50	14	45
	713	729	2,071	622	2,009
Cost of products sold	(494)	(507)	(1,439)	(532)	(1,535)
Freight and other distribution costs	(106)	(106)	(300)	(93)	(284)
Export duties, net, and tariffs	(46)	(45)	(248)	(87)	(130)
Amortization	(51)	(53)	(157)	(46)	(138)
Selling, general and administration	(33)	(31)	(93)	(33)	(102)
Operating loss	$(17)	$(12)	$(167)	$(169)	$(180)

Adjusted EBITDA[1]	$34	$41	$(10)	$(123)	$(42)

SPF (MMfbm)
Production	611	625	1,790	650	1,957
Shipments	619	654	1,828	684	2,050
SYP (MMfbm)
Production	638	635	1,902	598	1,867
Shipments	643	634	1,880	618	1,869
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Sales and Shipments
Lumber sales decreased from Q2-26 due to lower SPF shipment volumes and SYP product pricing, offset in part by higher SPF product pricing and higher SYP shipment volumes. Lumber sales increased versus Q3-25 and YTD-25 due to higher SYP and SPF product pricing and higher SYP shipment volumes, offset in part by lower SPF shipment volumes.
The overall price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $2 million compared to Q2-26, an increase of $119 million compared to Q3-25, and an increase of $186 million compared to YTD-25. Lumber is generally sold on a delivered basis with a freight adder that is borne by our customers. The positive price variance compared to prior year is in part an escalation of freight charges to customers offsetting the higher freight costs described below.
SPF shipment volumes decreased versus comparative periods due primarily to lower production volumes, discussed further in the section below. The permanent closure of our 100 Mile House, B.C. lumber mill and the temporary shutdown of the Blue Ridge, Alberta lumber mill following the Q1-26 fire were the primary factors driving the declines versus 2025.
SYP shipment volumes were comparable versus Q2-26 and YTD-25. SYP shipment volumes increased versus Q3-25 due primarily to higher production volumes, discussed further in the section below. We were able to navigate ongoing transportation cost and availability challenges in the U.S. South, maintained our shipment pace and did not build significant finished goods inventory.
The overall volume variance resulted in a decrease in operating earnings and Adjusted EBITDA of $1 million compared to Q2-26, a decrease of $1 million compared to Q3-25 and a nominal decrease compared to YTD-25.

In Q3-26, we recorded a $12 million favourable adjustment to Export Duties reflecting the expected West Fraser rate for ADD being lower than the cash deposit rate. This adjustment is not included in the volume variance.

SPF Sales by Destination	Q3-26		Q2-26		YTD-26		Q3-25		YTD-25
	MMfbm	%	MMfbm	%	MMfbm	%	MMfbm	%	MMfbm	%
U.S.	438	71%	463	71%	1,293	71%	434	63%	1,297	63%
Canada	150	24%	160	24%	447	24%	217	32%	657	32%
Other	31	5%	31	5%	88	5%	33	5%	96	5%
	619		654		1,828		684		2,050
We ship SPF to certain export markets, while our SYP sales are almost entirely within the U.S. The proportion of SPF shipments to the U.S. increased versus Q3-25 and YTD-25, supported in part by our duty rate advantage.
Wood chip and other residuals sales decreased versus all comparative periods due primarily to lower SPF production volumes and lower chip pricing. Lower chip pricing in the U.S. South driven by pulp mill closures was also a contributing factor in the comparison to Q3-25 and YTD-25.
Logs and other revenue increased from Q2-26, driven mainly by higher log sale volumes from increased SPF harvest activity and the start of the seasonal winter inventory build. Logs and other revenue were comparable versus Q3-25 and YTD-25.
Costs and Production
Q3-26 SPF production decreased modestly compared to Q2-26. SPF production decreased versus Q3-25 due primarily to the impact of the permanent closure of our 100 Mile House, B.C. lumber mill. Excluding the impact of the temporary fire-related shutdown at the Blue Ridge, Alberta lumber mill in Q1-26 and the permanent closure of the 100 Mile House, B.C. lumber mill, SPF production increased modestly compared to YTD-25.
SYP production volumes were comparable versus Q2-26. SYP production volumes increased compared to Q3-25 due to the impact of completed capital improvements, offset in part by the permanent closure of our Augusta, Georgia lumber mill in Q4-25. SYP production volumes increased compared to YTD-25 despite one fewer facility, as we were able to increase operating schedules across our platform and realize benefits from completed capital investments.
Cost of products sold decreased from Q2-26 due primarily to lower SPF fibre costs, lower SPF shipment volumes and a $5 million favourable impact relating to inventory valuation adjustments, offset in part by higher SYP and SPF unit manufacturing costs, higher SYP shipment volumes and higher SYP fibre costs. The favourable impact relating to inventory valuation adjustments resulted from Q3-26 benefiting from a release of inventory valuation provision compared to an increase in inventory valuation reserve recorded in Q2-26.
Cost of products sold decreased from Q3-25 due primarily to lower SPF shipment volumes, lower SPF fibre costs, and a $8 million favourable impact relating to inventory valuation adjustments. This was offset in part by higher SYP shipment volumes. The favourable impact relating to inventory valuation adjustments resulted from having recorded significant inventory valuation reserves in the comparative period when product pricing decreased.
Cost of products sold decreased from YTD-25 due primarily to lower SPF shipment volumes, a $30 million favourable impact relating to inventory valuation adjustments, and lower SYP fibre costs. This was offset in part by the strengthening of the CAD against the USD, higher SPF unit manufacturing costs, higher SPF fibre costs, and higher SYP shipment volumes. The favourable impacts relating to inventory valuation adjustments resulted from having recorded significant inventory valuation reserves in the comparative period, while the current period benefited from a release of inventory valuation reserves.
Most of our SPF log requirements are harvested from crown lands owned by the provinces of B.C. or Alberta. B.C.’s stumpage system is tied to lumber prices, with a time lag, and publicly auctioned timber harvesting rights. Alberta’s stumpage system is correlated to lumber prices with a shorter time lag.
SPF logging activity increased in Q3-26 following a seasonal slowdown in the second quarter due to wet and inaccessible land conditions. SPF log costs decreased from Q2-26 and Q3-25 due to lower logging and hauling costs and lower purchased wood costs, offset in part by higher stumpage costs. SPF log costs increased from YTD-25 due to higher logging and hauling costs and higher estimated silviculture costs and lower stumpage costs.
SPF unit manufacturing costs increased versus all comparative periods due to higher labour costs and higher energy costs. The increase versus YTD-25 was offset in part by lower repairs and maintenance costs.
SYP log costs increased from Q2-26 due to the impact of higher diesel costs on hauling costs. SYP log costs decreased versus Q3-25 and YTD-25 as demand for logs moderated due to less competition in our log procurement regions.
SYP unit manufacturing costs increased from Q2-26 due to higher labour, energy, and repairs and maintenance costs. SYP unit manufacturing costs decreased versus Q3-25 and YTD-25 due to higher production volumes and the favourable cost impact of our mill closures in the U.S. South, offset by higher labour, energy, and repairs and maintenance costs.
Freight and other distribution costs were comparable to Q2-26. Freight and other distribution costs increased compared to Q3-25 and YTD-25 due to higher freight rates, offset in part by lower shipment volumes. The increase in freight rates primarily reflected higher rail transportation rates, elevated fuel surcharges and transportation capacity constraints in the U.S. South. Outbound freight costs are generally recovered from customers through a freight adder included in the selling price.
Export duty expense was comparable to Q2-26. The impact of lower shipment volumes to the U.S. in Q3-26 was largely offset by higher product pricing.
Export duty expense decreased compared to Q3-25 primarily due to the adjustment to AR6 final rates recorded in Q3-25, partially offset by a higher cash deposit rate and higher shipment volumes to the U.S. in Q3-26. Export duty expense increased compared to YTD-25 due primarily to the impact of the $114 million of non-cash charges to export duty expense in Q1-26 and a higher cash deposit rate in effect during the current year, offset in part by a larger recovery recorded to adjust to West Fraser’s estimated ADD rate and the $67 million adjustment to AR6 final rates recorded in Q3-25.
Tariff expense remained consistent compared to Q2-26, with the impact of lower shipment volumes to the U.S. in Q3-26 largely offset by higher product pricing. Tariffs increased compared to 2025 as they applied throughout 2026, while in the comparative periods they were only in effect from March 4 to March 6, 2025. Additional information on duties can be found in note 17 - Export duties, net and tariffs of our Interim Financial Statements.
The following table summarizes the impact of export duties, net, and tariffs on our Lumber segment:

Duty impact on earnings ($ millions)	Q3-26	Q2-26	YTD-26	Q3-25	YTD-25
Cash deposits[1]	(42)	(42)	(116)	(30)	(71)
Adjustments to West Fraser rates[2]	12	13	25	10	10
Export duties, net	(30)	(29)	(91)	(20)	(61)
Adjustment to AR6 final rates³	—	—	—	(67)	(67)
Adjustment to ADD assessment rates (AR1 - AR8)⁴	—	—	(41)	—	—
Adjustment to AR7 preliminary CVD rate⁵	—	—	(73)	—	—
Export duty expense	(30)	(29)	(205)	(87)	(128)
Tariffs⁶	(16)	(16)	(44)	—	(2)
Export duties, net, and tariffs	(46)	(45)	(248)	(87)	(130)

Interest income (expense) on export duty deposits	—	(1)	(2)	—	10
Adjustment to interest on export duty deposits for prior period POIs⁷	—	—	(45)	(10)	(10)
Net interest income (expense) on export duty deposits	—	(1)	(46)	(10)	—
1.Represents combined CVD and ADD cash deposit rate of 26.47% for January 1, 2026 to October 2, 2026, 11.89% for January 1, 2025 to July 28, 2025, 16.50% for July 29, 2025 to August 11, 2025, and 26.47% for August 12, 2025 to September 26, 2025.
2.Represents adjustments to West Fraser estimated ADD rate, as shown in the rate table below.
3.$67 million represents the duty expense attributable to the finalization of AR6 duty rates for the 2023 POI. The final CVD rate was 16.82% and the final ADD rate was 9.65% for AR6.

4.Represents adjustments to ADD relating to AR1 through AR8 (2017-2025 POIs), reflecting updated assessment rates based on information from the AR1 liquidation process initiated in Q1-26.
5.Represents the difference between the fiscal year 2024 expense recorded using the CVD cash deposit rates of 2.19% and 6.85% and the USDOC preliminary CVD rate of 15.93% for the 2024 POI.
6.Represents the Section 232 tariffs of 10% on softwood timber and lumber we import from Canada into the U.S. effective from October 14, 2025 onwards, and 2025 amounts represent the IEEPA tariffs of 25% on our softwood timber and lumber imported into the U.S. in effect from March 4, 2025 to March 6, 2025.
7.For fiscal year 2026 represents adjustments to interest recognized on export duty deposits relating to AR1 through AR8 (2017-2025 POIs) based on information from the AR1 liquidation process initiated in Q1-26 and the AR7 preliminary CVD rate for the 2024 POI. For fiscal year 2025, represents adjustment to AR6 final rates for the 2023 POI.
Amortization expense was comparable versus Q2-26. Amortization expense increased versus Q3-25 and YTD-25 due primarily to the start-up of our new Henderson, Texas lumber mill and completion of other capital projects, offset in part by the impact of our lumber mill closures.
Selling, general and administration costs were comparable versus Q2-26 and Q3-25. Selling, general and administration costs decreased compared to YTD-25 due primarily to the impact of lumber mill closures.
Operating earnings for the Lumber Segment decreased by $5 million compared to Q2-26, increased by $152 million compared to Q3-25, and increased by $13 million compared to YTD-25 for the reasons explained above.
Adjusted EBITDA for the Lumber Segment decreased by $7 million compared to Q2-26, increased by $157 million compared to Q3-25, and increased by $32 million compared to YTD-25. The following table shows the Adjusted EBITDA variance for the period. The impact of changes relating to our sales of logs, wood chips, and other residuals is included under Other.

Adjusted EBITDA ($ millions)	Q2-26 to Q3-26	Q3-25 to Q3-26	YTD-25 to YTD-26
Adjusted EBITDA - comparative period	$41	$(123)	$(42)
Price	(2)	119	186
Volume	(1)	(1)	—
Changes in export duties and tariffs	(4)	(31)	(88)
Duty Adjustments related to prior period POIs	—	67	(46)
Changes in costs	(6)	(4)	(39)
Impact of inventory write-downs	5	8	30
Other	1	(1)	(10)
Adjusted EBITDA - current period	$34	$34	$(10)
Softwood Lumber Dispute
On November 25, 2016, a coalition of U.S. lumber producers petitioned the USDOC and the USITC to investigate alleged subsidies to Canadian softwood lumber producers and levy CVD and ADD duties against Canadian softwood lumber imports. The USDOC has chosen and continues to choose us as a “mandatory respondent” to both the countervailing and antidumping investigations, and as a result, we have received unique company-specific rates.

Developments in CVD and ADD rates
We began paying CVD and ADD duties in 2017 based on the determination of duties payable by the USDOC. The CVD and ADD cash deposit rates are updated based on the USDOC’s AR for each POI.
On March 9, 2026, the USDOC initiated AR8 POI covering the 2025 calendar year. West Fraser was selected as a mandatory respondent in both the CVD and ADD investigations, which will result in West Fraser continuing to be subject to a company-specific rate.
The Cash Deposit Rates, CVD Preliminary Rates, West Fraser Estimated ADD Rates, AR POI Final Rates, and ADD Assessment Rates for the periods presented are as follows:

Effective dates for CVD	Cash Deposit Rate	AR POI Preliminary Rate
AR7 POI[1]
January 1, 2024 – August 18, 2024	2.19%	15.93%
August 19, 2024 - December 31, 2024	6.85%	15.93%
AR8 POI[2]
January 1, 2025 – August 11, 2025	6.85%	n/a
August 12, 2025 – December 31, 2025	16.82%	n/a
AR9 POI[3]
January 1, 2026 – October 2, 2026	16.82%	n/a
1.On April 9, 2026, the USDOC issued the preliminary rate for the AR7 POI of 15.93%.
2.The final CVD rate for the AR8 POI is expected in 2027.
3.The final CVD rate for the AR9 POI is expected in 2028.

Effective dates for ADD	Cash Deposit Rate	West Fraser Estimated Rate	AR POI Final Rate	AR POI Assessment Rate
AR8 POI[1]
January 1, 2025 - July 28, 2025	5.04%	4.00%	n/a	4.75%
July 29, 2025 – December 31, 2025	9.65%	4.00%	n/a	4.75%
AR9 POI[2]
January 1, 2026 – October 2, 2026	9.65%	4.00%	n/a	n/a
1.The finalization of the ADD rate for the AR8 POI is expected in 2027.
2.The finalization of the ADD rate for the AR9 POI is expected in 2028.
Our Interim Financial Statements include additional details on 2026 developments, the Cash Deposit Rates, CVD Preliminary Rates, West Fraser Estimated ADD Rates, ADD AR POI Final Rates, and ADD Assessment Rates for all periods.
Accounting policy for duties

Our accounting policy for duties can be found in note 17 - Export duties, net, and tariffs of our Interim Financial Statements.

Appeals

The USDOC began processing in Q1-26 and completed in Q2-26 the liquidation of ADD for the first administrative review period (AR1 POI) covering exports between August 2017 and December 2017. Upon liquidation of ADD, mandatory respondents are paid at assessment rates, which differ from the final rates as published by the USDOC in the Federal Register. Accordingly, we have recorded the receivable and payables balances, and accompanying interest, to be representative of the assessment rates shown in the table above and in note 17 - Export duties, net, and tariffs of our Interim Financial Statements. West Fraser has received $15 million in AR1 ADD liquidation payments. Other than the current limited AR1 ADD liquidation, the timing and amount of cash settlement on overpayments and underpayments for all POIs remains highly uncertain.
Our 2025 annual MD&A and Interim Financial Statements include additional details on Softwood Lumber Dispute appeals.
Notwithstanding the deposit rates assigned under the investigations, our final liability for CVD and ADD will not be determined until each annual administrative review process is complete and related appeals processes are concluded.
North America Engineered Wood Products Segment

NA EWP Segment Earnings ($ millions unless otherwise indicated)	Q3-26	Q2-26	YTD-26	Q3-25	YTD-25
Sales
OSB	320	364	1,034	355	1,291
Plywood, LVL and MDF	125	129	377	128	385
Wood chips, logs and other	8	9	26	8	25
	454	501	1,438	491	1,701
Cost of products sold	(356)	(383)	(1,109)	(406)	(1,213)
Freight and other distribution costs	(78)	(84)	(239)	(77)	(235)
Export duties, net, and tariffs	—	—	—	—	(1)
Amortization	(63)	(64)	(196)	(72)	(217)
Selling, general and administration	(24)	(22)	(71)	(23)	(75)
Restructuring and impairment reversal (charges)	—	5	5	—	—
Operating loss	(67)	(47)	(172)	(88)	(40)

Adjusted EBITDA[1]	(4)	13	19	(15)	177

OSB (MMsf 3/8” basis)
Production	1,466	1,601	4,660	1,585	4,846
Shipments	1,505	1,619	4,668	1,619	4,832
Plywood (MMsf 3/8” basis)
Production	185	174	536	172	514
Shipments	176	175	530	177	517
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Our NA EWP segment includes our North American OSB, plywood, MDF, and LVL operations.
Sales and Shipments
Sales decreased versus Q2-26 due primarily to lower OSB shipment volumes, lower OSB product pricing and lower MDF shipment volumes, offset in part by higher plywood product pricing. Sales decreased versus Q3-25 due primarily to lower OSB shipment volumes, lower OSB product pricing, and lower LVL product pricing, offset in part by higher plywood product pricing. Sales decreased versus YTD-25 due primarily to lower OSB product pricing and lower OSB shipment volumes.
The price variance resulted in a decrease in operating earnings and Adjusted EBITDA of $21 million compared to Q2-26, a decrease of $14 million compared to Q3-25, and a decrease of $207 million compared to YTD-25.
OSB shipment volumes decreased versus comparative periods due primarily to lower production volumes, discussed further in the section below. The impact of the indefinite curtailment of our OSB mill in High Level, Alberta was the primary factor driving the declines versus 2025.
Plywood shipment volumes were broadly consistent versus all comparative periods.

The volume variance resulted in an increase in operating earnings and Adjusted EBITDA of $3 million compared to Q2-26, a nominal decrease compared to Q3-25, and a decrease of $2 million compared to YTD-25.
For Q3-26, approximately 9% of NA OSB shipments were to Canada, with the remainder to the U.S., and substantially all plywood shipments were to Canada. Approximately half of MDF shipments and 82% of LVL shipments were to Canada. NA EWP shipments by destination were broadly consistent with comparative periods.
Costs and Production
OSB production volumes decreased compared to Q2-26 due primarily to incremental reductions in operating schedules to manage inventory levels. OSB production volumes decreased versus Q3-25 and YTD-25 due primarily to the indefinite curtailment of our High Level, Alberta OSB mill, higher maintenance downtime, and reductions in operating schedules to manage inventory levels.
Cost of products sold decreased versus Q2-26 due to lower shipment volumes, a $7 million favourable impact relating to inventory valuation adjustments and lower fibre costs, offset in part by higher resin costs and higher labour costs. The favourable inventory valuation adjustment impact resulted from Q3-26 benefiting from a release of inventory valuation reserve.
Cost of products sold decreased versus Q3-25 due to lower OSB shipment volumes, a $21 million favourable impact relating to inventory valuation adjustments, and lower fibre, labour and repairs and maintenance costs, offset in part by higher resin costs. The favourable inventory valuation adjustment impact resulted from Q3-25 having recorded a significant inventory valuation reserve as product pricing decreased near the end of Q3-25 whereas Q3-26 benefited from a release of inventory valuation reserve.
Cost of products sold decreased versus YTD-25 due to a $46 million favourable impact relating to inventory valuation adjustments, lower OSB shipment volumes and lower labour, repairs and maintenance and fibre costs. This was offset in part by higher resin and energy costs and the strengthening of the CAD against the USD. The favourable inventory valuation adjustment reflects a significant inventory valuation reserve recorded in YTD-25 as a result of declining product prices, whereas YTD-26 benefited from inventory valuation reserve releases.
We were able to partially mitigate the impact of input cost inflation on our NA OSB unit manufacturing costs versus comparative periods through improved productivity and the success of operational efficiency initiatives, including the impact of winding down production at our High Level, Alberta OSB mill in Q2-26.
NA OSB fibre costs decreased versus comparative periods due to lower pulp log prices, reflecting increased pulp log supply following pulp mill closures and lower fibre consumption in procurement regions. The decrease versus YTD-25 was offset in part by higher fibre costs in our plywood and LVL operations due to higher log pricing in our operating regions.
Freight and other distribution costs decreased compared to Q2-26 due to lower OSB shipment volumes, offset in part by higher freight rates. Freight and other distribution costs increased versus Q3-25 and increased versus YTD-25 as lower OSB shipment volumes were offset by higher freight rates. The increase in freight rates primarily reflected higher rail transportation rates, elevated fuel surcharges and transportation capacity constraints in the U.S. South. Outbound freight costs are generally recovered from customers through a freight adder included in the selling price.
Amortization expense was comparable to Q2-26. Amortization expense decreased compared to Q3-25 and YTD-25 due primarily to the impact of the indefinite curtailment of our OSB mill in High Level, Alberta and the impact of certain assets reaching the end of their estimated useful lives.
Selling, general and administration costs were comparable versus Q2-26 and Q3-25. Selling, general and administration costs decreased compared to YTD-25 due to the impact of the indefinite curtailment of our OSB mill in High Level, Alberta.
In Q2-26 we recognized a restructuring and impairment reversal of $5 million related to the indefinite curtailment of our OSB mill in High Level, Alberta. The orderly wind down of the operation was completed safely, on time and at a total cost less than expected through strong execution by our teams.

Operating earnings for the NA EWP Segment decreased by $20 million compared to Q2-26, increased by $21 million compared to Q3-25, and decreased by $132 million from YTD-25 due to the reasons explained above.
Adjusted EBITDA for the NA EWP Segment decreased by $17 million compared to Q2-26, increased by $11 million compared to Q3-25, and decreased by $158 million from YTD-25. The following table shows the Adjusted EBITDA variance for the period.

Adjusted EBITDA ($ millions)	Q2-26 to Q3-26	Q3-25 to Q3-26	YTD-25 to YTD-26
Adjusted EBITDA - comparative period	$13	$(15)	$177
Price	(21)	(14)	(207)
Volume	3	—	(2)
Changes in costs	(5)	6	5
Impact of inventory write-downs	7	21	46
Other	(2)	(1)	(1)
Adjusted EBITDA - current period	$(4)	$(4)	$19
Europe Engineered Wood Products Segment

Europe EWP Segment Earnings ($ millions unless otherwise indicated)	Q3-26	Q2-26	YTD-26	Q3-25	YTD-25
Sales	$126	$145	$419	$128	$375
Cost of products sold	(102)	(112)	(331)	(109)	(318)
Freight and other distribution costs	(12)	(13)	(38)	(11)	(34)
Amortization	(10)	(11)	(31)	(10)	(31)
Selling, general and administration	(8)	(8)	(23)	(7)	(22)
Operating earnings (loss)	$(6)	$2	$(5)	$(10)	$(30)

Adjusted EBITDA[1]	$4	$13	$27	$1	$1

OSB (MMsf 3/8” basis)
Production	236	303	848	284	851
Shipments	245	289	853	283	876

GBP - USD exchange rate
Closing rate	1.32	1.34	1.32	1.34	1.34
Average rate	1.34	1.34	1.35	1.35	1.31
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Our Europe EWP segment includes our U.K. and Belgium OSB, MDF, and particleboard operations. Revenues and expenses of our European operations, which have British pound sterling and Euro functional currencies, are translated at the average rate of exchange prevailing during the period.
Sales and Shipments
Sales decreased compared to Q2-26 due primarily to lower shipment volumes across all products and lower OSB product pricing. Sales decreased modestly compared to Q3-25 as lower OSB and MDF shipment volumes were offset in part by higher OSB and MDF product pricing and higher particleboard shipment volumes. Sales increased compared to YTD-25 due to higher product pricing, higher particleboard shipment volumes and the strengthening of the GBP against the USD, offset in part by lower OSB and MDF shipment volumes.
The price variance resulted in a decrease of $1 million in operating earnings and Adjusted EBITDA compared to Q2-26, an increase of $9 million compared to Q3-25, and an increase of $38 million from YTD-25. The price variance represents the impact of changes in product pricing in local currency terms, excluding any associated foreign exchange impact from the strengthening or weakening of the GBP and the Euro against the USD.
The volume variance resulted in a decrease in operating earnings and Adjusted EBITDA of $7 million compared to Q2-26, a decrease of $5 million compared to Q3-25, and a decrease of $1 million compared to YTD-25.
Costs and Production
OSB production volumes decreased compared to Q2-26 and Q3-25 due to higher scheduled maintenance downtime and lower operating rates in Q3-26. OSB production increased modestly from YTD-25 as improved productivity and higher operating rates were offset in part by higher scheduled maintenance downtime in the current period.
MDF production volumes decreased versus all comparative periods due to higher scheduled maintenance downtime taken in the current period.
Particleboard production volumes were consistent with Q2-26. Particleboard production volumes increased versus Q3-25 and YTD-25 due to fire at our Cowie production facility during Q3-25, which took production offline for approximately five weeks.
Cost of products sold decreased compared to Q2-26 due primarily to lower shipment volumes and lower fibre costs, offset in part by higher labour, repairs and maintenance, and resin costs.
Cost of products sold decreased from Q3-25 due primarily to lower OSB and MDF shipment volumes and lower fibre costs, offset in part by higher particleboard shipments and higher resin, energy and labour costs.
Cost of products sold increased from YTD-25 due primarily to higher resin, labour, energy, and repairs and maintenance costs, and the strengthening of the GBP against the USD. This was offset in part by lower fibre costs and lower OSB and MDF shipment volumes.
Freight and other distribution costs decreased from Q2-26 due to lower shipment volumes, offset by higher unit transportation costs due to higher diesel costs and changes to customer geographic mix. Freight and other distribution costs increased versus Q3-25 and YTD-25 due to higher unit transportation costs, offset by lower OSB and MDF shipment volumes.
Amortization expense and selling, general and administration costs were broadly consistent versus comparative periods.
Operating earnings for the Europe EWP Segment decreased by $8 million compared to Q2-26, increased by $3 million compared to Q3-25, and increased by $25 million from YTD-25 due to the reasons explained above.
Adjusted EBITDA for the Europe EWP Segment decreased by $9 million compared to Q2-26, increased by $3 million compared to Q3-25, and increased by $26 million from YTD-25 due to the reasons explained above.
Other Operating Segments

Other Operating Segments Earnings ($ millions unless otherwise indicated)	Q3-26	Q2-26	YTD-26	Q3-25	YTD-25

Sales	84	70	241	82	258
Operating earnings (loss)	3	(11)	(14)	(10)	(12)
Adjusted EBITDA[1]	5	(8)	(5)	(6)	—

NBSK (Mtonnes)
Production	76	73	235	65	227
Shipments	87	68	240	80	241
1.This is a non-GAAP financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.

Other Operating Segments consists of Cariboo Pulp, which produces northern bleached softwood kraft (“NBSK”) pulp, and energy, and our 50%-owned joint operation, Alberta Newsprint Company.
Operating earnings for the Other Operating Segments increased by $13 million compared to Q2-26 due to a $12 million favourable impact relating to inventory valuation adjustments, lower fibre costs, and lower unit manufacturing costs, offset in part by lower NBSK product pricing.
Operating earnings for the Other Operating Segments increased by $13 million compared to Q3-25 due to higher NBSK shipment volumes and lower unit manufacturing costs, offset in part by higher fibre costs and lower NBSK product pricing.
Operating earnings for the Other Operating Segments decreased by $2 million from YTD-25 due to lower NBSK product pricing and higher freight costs, offset in part by lower fibre costs and lower unit manufacturing costs. The increase in freight rates primarily reflect elevated marine freight fuel surcharges.

Discussion & Analysis of Specific Items
Selling, general and administration
Selling, general and administration costs for Q3-26 were $68 million (Q2-26 - $63 million; Q3-25 - $66 million). Selling, general and administration costs for YTD-26 were $195 million (YTD-25 - $208 million).
Selling, general and administration costs increased compared to Q2-26 and Q3-25 due primarily to variable compensation expense recorded in Q3-26, offset in part by discretionary spend reduction and a continued focus on organizational efficiency initiatives.
Selling, general and administration costs decreased versus YTD-25 due primarily to a continued focus on organizational efficiency initiatives and discretionary spend reduction and the impact of facility closures and curtailments, offset in part by the strengthening of the CAD against the USD.
Selling, general and administration costs related to our operating segments are also discussed under “Discussion & Analysis of Quarterly Results by Product Segment”.
Equity-based compensation
Our equity-based compensation includes our share purchase option, phantom share unit, and deferred share unit plans (collectively, the “Plans”). Our Plans are fair valued at each period-end, and the resulting expense or recovery is recorded in equity-based compensation expense over the vesting period.
Our valuation models consider various factors, with the most significant being the change in the market value of our shares from the beginning to the end of the relevant period. The expense or recovery does not necessarily represent the value that the holders of options and units will ultimately receive.
We recorded a $1 million expense during Q3-26 (Q2-26 - expense of $5 million; Q3-25 - recovery of $2 million) and a $12 million expense during YTD-26 (YTD-25 - $10 million recovery). The expense in Q3-26 primarily reflects the impact of units vesting, offset in part by a decrease in the price of our common shares traded on the TSX. The expense in YTD-26 primarily reflects an increase in the price of our common shares traded on the TSX.
Finance expense, net
Finance expense, net includes interest expense on borrowings, interest earned on short-term investments and net interest income or expense recognized on our Canadian lumber export duty deposits.
We recorded finance expense, net of $9 million in Q3-26 (Q2-26 - finance expense, net of $9 million; Q3-25 - finance expense, net of $12 million) and finance expense, net of $70 million in YTD-26 (YTD-25 - finance expense, net of $1 million).
Finance expense paid of $7 million in Q3-26 was comparable to $7 million in Q2-26. Finance expense paid increased from $6 million in Q3-25 due to higher interest expense related to borrowings on our operating line and the increase to our term loan facility from $300 million to $500 million in the quarter. Finance expense paid of $21 million in YTD-26 increased compared to $16 million in YTD-25 due to higher borrowings on our revolving credit facility and the impact of refinancing our term loan facility.
Finance expense, net was comparable to Q2-26. Finance expense, net decreased in Q3-26 compared to Q3-25 due to lower interest expense on export duty deposits as a result of the finalization of AR6 in Q3-25, lower interest income earned on our cash and cash equivalents, offset in part by higher interest expense related to our borrowings.
Finance, expense net increased in YTD-26 compared to YTD-25 due primarily to the impact of a $45 million adjustment to interest recognized on export duty deposits relating to AR1 through AR8 (2017-2025 POIs) in Q1-26, lower interest income earned on our cash and cash equivalents and higher interest expense related to our borrowings.

Other income (expense)
Other income of $1 million was recorded in Q3-26 (Q2-26 - other expense of $5 million; Q3-25 - other income of $11 million). Other income of $9 million was recorded in YTD-26 (YTD-25 - other income of $5 million).
Other income in Q3-26 relates primarily to foreign exchange gains recorded on our CAD-denominated monetary assets and liabilities and losses on our electricity swaps.
Other income in YTD-26 relates primarily to gains on disposal of assets and foreign exchange gains recorded on our CAD-denominated monetary assets and liabilities, partially offset by losses on our electricity swaps driven by decreases in forward electricity prices over the remaining term of the contracts.
Tax recovery
Q3-26 results include income tax recovery of $20 million, compared to income tax recovery of $28 million in Q2-26 and income tax recovery of $73 million in Q3-25, resulting in an effective tax rate of 20% in the current quarter compared to 31% in Q2-26 and 26% in Q3-25.
The effective tax rate changes across all comparative periods were primarily attributable to jurisdictional rate differentials, functional currency impacts and changes in valuation allowances. In Q2-26, the effective tax rate was also affected by changes in rates applicable to certain deferred tax balances.
YTD-26 income tax recovery is $109 million compared to income tax recovery of $66 million for YTD-25, resulting in effective tax rates of 25% and 26% respectively.
Other comprehensive earnings – translation of operations with different functional currencies
We recorded a translation loss of $5 million during Q3-26 (Q2-26 - translation gain of $2 million; Q3-25 - translation loss of $11 million) and a translation loss of $11 million during YTD-26 (YTD-25 - translation gain of $39 million).
In general, a strengthening (weakening) of the USD against the Canadian dollar, British pound sterling or Euro results in a translation loss (gain).
The translation loss in Q3-26 primarily reflects a strengthening of the USD against the British pound sterling. The translation loss in YTD-26 reflects a strengthening of the USD against the British pound sterling and Canadian dollar.
Other comprehensive earnings – actuarial gains/losses on retirement benefits
We recorded an after-tax actuarial gain of $14 million during Q3-26 (Q2-26 - after-tax actuarial gain of $14 million; Q3-25 - after-tax actuarial gain of $6 million) and an after-tax actuarial gain of $37 million during YTD-26 (YTD-25 - after-tax actuarial gain of $10 million).
The actuarial gain recognized in Q3-26 and YTD-26 was primarily driven by the impact of the increase in the weighted average discount rate used to calculate our plan liabilities, offset in part by lower returns on plan assets.
Other comprehensive earnings – changes in fair value of cash flow hedges
We recorded an after-tax loss of $1 million relating to changes in the fair value of cash flow hedges during Q3-26 and YTD-26 (Q3-25 and YTD-25 - nil). The after-tax loss is driven by a strengthening of USD-CAD forward rates over the remaining term of the contracts.

OUTLOOK AND OPERATIONS
Business Outlook
Markets
The most significant uses for our North American lumber, OSB and engineered wood panel products are residential construction, repair and remodelling and industrial applications. Over the medium to longer term, improvements in housing affordability supported by U.S. government policy changes, reductions in inflation and interest rates and the advanced age of the U.S. housing stock (with a median home age of approximately 45 years) are expected to support new home construction and repair and renovation activity that generates lumber, plywood and OSB demand. In addition, growing market penetration of mass timber in industrial and commercial applications is also expected to become a more significant source of demand growth for wood building products in North America.
The seasonally adjusted annualized rate of U.S. housing starts was 1.22 million units in September 2026, with permits issued for 1.40 million units, according to the U.S. Census Bureau. While there are near-term uncertainties for new home construction and repair and renovation spending, owing in large part to weak consumer confidence and the level of mortgage rates and housing affordability, U.S. unemployment remains relatively low. However, U.S. employment growth has shown signs of slowing, while the conflict in the Middle East and the potential inflationary effects of tariff and other government policies may continue to exert upward pressure on inflation and interest rates. Given these developments, demand for our wood building products will continue to be challenged and may decline over the near term should the broader economy and employment slow or the trend in interest and mortgage rates continue to negatively impact consumer sentiment and housing affordability.
We expect industry demand across Europe and the U.K. to remain broadly in line with current levels in the near term, as the market continues to deal with elevated interest rates, inflationary pressures brought on by the conflict in the Middle East and broader economic uncertainty. Over the longer term, we expect demand for our European products to increase as adoption of OSB and timber-frame construction expands and repair and renovation activity remains supported by an aging housing stock. We believe we are well positioned to navigate market conditions and capitalize on the long-term growth opportunities in our European markets.
Softwood lumber dispute
Canadian softwood lumber exports to the U.S. have been the subject of trade disputes and managed trade arrangements for several decades. The current round of countervailing and antidumping duties have been in place since April 2017, and we are required to make deposits in respect of these duties. Whether and to what extent we can realize a selling price to recover the impact of duties payable will largely depend on the strength of demand for softwood lumber.
On October 14, 2026, the USDOC released final results for the AR7 POI, which disclosed a rate of 15.31% for CVD and 4.71% for ADD for West Fraser. Effective October 19, 2026, West Fraser’s cash deposit rate is 20.02%, which is a drop of 6.45% from the previous cash deposit rate of 26.47%.
Operations
Anticipated shipment levels assume no significant change from current market demand conditions, typical seasonal demand patterns, sufficient availability of logs within our economic return criteria, no further indefinite or permanent curtailments and no significant changes in duties or tariffs applicable to our products. Our operations and results could be negatively affected by increasing or elevated interest rates, duties and tariffs, softening demand, the availability of transportation, the availability of labour, disruption to the global economy resulting from conflicts in Ukraine, the Middle East or elsewhere, inflationary pressures, including increases in energy prices, adverse weather conditions in our operating areas, intense competition for logs, elevated stumpage fees, and production disruptions due to other uncontrollable factors.

Demand for lumber products in 2026 reflects ongoing housing affordability challenges. Given the current operating environment, our 2025 lumber mill closures and tighter management of inventory, we estimate our SPF and SYP shipments to be at the low end of the previously stated range of 2.4 to 2.7 billion board feet for 2026. We expect B.C. stumpage to remain in line with Q3-26. In Alberta, Q4-26 stumpage rates are expected to decrease compared to Q3-26 levels as these rates are closely linked to the price of lumber with a quicker response to changing lumber prices. U.S.

South log costs were elevated in Q3-26, influenced by increased transportation expenses and limited availability of harvesting crew and hauling capacity as some suppliers chose to park their equipment, largely due to extremely high diesel fuel prices in conjunction with other inflationary operating cost pressures. Pulp mill curtailments and closures are expected to continue to exert downward pressure on net prices received for sawmill residuals. Region-specific log costs and residual prices are likely to vary based on the unique conditions within each procurement zone.

In our NA EWP segment, we expect continued soft demand for our OSB products for the remainder of 2026 due to similar issues as faced in the Lumber segment. In light of these factors, as well as the High Level, Alberta OSB mill curtailment we completed in Q2-26, we estimate 2026 North American OSB shipments to be at the low end of the previously stated range of 5.9 to 6.3 billion square feet (3/8-inch basis). For input costs in our North American EWP business, we expect fibre costs to remain relatively stable in the near term. While prior pulp mill closures in the U.S. South contributed to downward pressure on fibre costs earlier in the year, that benefit moderated during the third quarter as harvest and hauling capacity adjusted to lower demand levels. Other input costs, including resins, have experienced continued inflation due to higher crude prices impacting certain chemical components, in part related to ongoing geopolitical conflict in the Middle East.
In our Europe EWP segment, we anticipate 2026 demand for our MDF, particleboard, and OSB panel products to remain stable or show modest improvement compared to 2025 levels, while continuing to monitor macroeconomic conditions in the region. As such, we are reiterating 2026 OSB shipments targeted in the range of 1.0 to 1.25 billion square feet (3/8-inch basis). Input costs for the Europe EWP business in 2026, including energy and resin costs, are experiencing upward pressure due to the Middle East conflict. The business continues to take actions to help offset a portion of these additional costs.

Global events have contributed to an increase in oil‑based input costs, including fuels, chemicals and waxes. In our NA EWP segment, resin and wax costs are influenced by a range of factors, and while the relationship is not direct, resin and wax costs generally move in a similar direction as crude oil prices. Resin and wax costs increased by approximately $3 million in Q3-26 compared to Q2-26 across all of our mills, reflecting the combined impact of these factors.

In addition, logging and transportation costs across our lumber operations have increased due to higher diesel costs and, particularly in the U.S. South, reduced transportation labour availability. The impact of diesel inflation on SPF and SYP lumber costs is currently equivalent to approximately $15 per mfbm since the beginning of the year. In our OSB operations, higher diesel costs have been partially offset by lower pulpwood prices. On outgoing freight, much of this increase has been passed on via customer surcharges. We are managing our logging operations to mitigate the diesel price impact. In certain areas, we have purposely reduced log procurement in response to higher costs. Ongoing geopolitical uncertainty in the Middle East and broader macroeconomic conditions may continue to affect the duration and magnitude of these impacts.
We will continue to regularly evaluate the factors above as well as evolving market conditions in making production decisions across the business.
Cash Flows

We anticipate levels of operating cash flows and available liquidity will support our capital spending plans in 2026 and we will continue to operationalize the significant capital we have invested in recent years. Based on our current outlook and assuming stable market demand conditions and no further extension of lead times for ongoing or planned projects, capital expenditures for 2026 are expected to remain within the $300 million to $350 million range.1 Our 2026 capital budget consists of various improvement projects and maintenance expenditures, and projects focused on optimization and automation of the manufacturing process. The recently constructed Henderson sawmill is now in its ramp-up phase, which we anticipate will take 18 to 24 months.
We expect to maintain our investment grade issuer rating and intend to preserve sufficient liquidity to be able to take advantage of strategic growth opportunities that may arise.
1. This is a supplementary financial measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
On March 19, 2026, we renewed our normal course issuer bid (“2026 NCIB”) allowing us to acquire up to 3,800,917 Common shares for cancellation from March 24, 2026 until the expiry of the bid on March 23, 2027. As of October 27,

2026, no Common shares have been repurchased for cancellation, leaving 3,800,917 available to purchase at our discretion until the expiry of the 2026 NCIB.
Under our 2025 NCIB that expired March 2, 2026, we purchased 1,286,185 Common shares of the Company.
As of October 27, 2026, we have repurchased for cancellation 45,015,019 of the Company’s Common shares since the closing of the Norbord Acquisition on February 1, 2021 through the completion of the 2021 SIB, the 2022 SIB, and normal course issuer bids, equalling 83% of the shares issued in respect of the Norbord Acquisition.
We have paid a dividend in every quarter since we became a public company in 1986 and expect to continue this practice. At the latest declared quarterly dividend rate of $0.32 per share, the total anticipated cash payment of dividends in 2026 is $100 million based on the number of Common and Class B Common shares outstanding on October 2, 2026.
We will continue to consider share repurchases with excess cash, subject to regulatory approvals, if we are satisfied that this will enhance shareholder value and not compromise our financial flexibility.

LIQUIDITY AND CAPITAL RESOURCES
Capital Management Framework
Our business is cyclical and is subject to significant changes in cash flow over the business cycle. In addition, financial performance can be materially influenced by changes in product prices and the relative values of the Canadian and U.S. dollars. Our objective in managing capital is to ensure adequate liquidity and financial flexibility at all times, particularly at the lower points in the business cycle.
Our main policy relating to capital management is to maintain a strong balance sheet and otherwise meet financial tests that rating agencies commonly apply for investment-grade issuers of public debt. We are currently rated as an investment grade issuer by two major rating agencies.
We monitor and assess our financial performance to ensure that debt levels are prudent, taking into account the anticipated direction of the business cycle. When financing acquisitions, we combine cash on hand, debt, and equity financing in a proportion that is intended to maintain an investment-grade rating for debt throughout the cycle. Debt repayments are arranged, where possible, on a staggered basis that takes into account the uneven nature of anticipated cash flows. We have established committed revolving lines of credit that provide liquidity and flexibility when capital markets are restricted. In addition, as a normal part of our business, we have in the past and may from time to time seek to repurchase our outstanding securities through issuer bids or tender offers, open market purchases, privately negotiated transactions or otherwise. Such repurchases, if any, will depend on prevailing market conditions, our liquidity requirements, contractual and legal restrictions and other factors.
A strong balance sheet and liquidity profile, along with our investment-grade issuer rating, are key elements of our goal to maintain a balanced capital allocation strategy. Priorities within this strategy include: reinvesting in our operations across all market cycles to strategically enhance productivity, product mix, and capacity; optimizing our portfolio of assets to reduce the variability of cash flows across market cycles; maintaining a leading cost position; maintaining financial flexibility to capitalize on growth opportunities, including the pursuit of acquisitions and larger-scale strategic growth initiatives; and returning capital to shareholders through dividends and share repurchases.
Liquidity and Capital Resource Measures
Our capital structure consists of Common share equity and long-term debt, and our liquidity includes our operating facilities.

Summary of Available Liquidity and Debt Ratios ($ millions, except as otherwise indicated)	October 2,	December 31,
	2026	2025
Cash and cash equivalents	$203	$202
Operating lines available (excluding newsprint operation)[1]	1,020	1,020
	$1,223	$1,222
Borrowings on operating lines	—	—
Available liquidity	$1,223	$1,222

Total debt to total capital¹	10%	6%
Net debt to total capital[2]	6%	2%
1.Excludes demand line of credit dedicated to our jointly-owned paper operation as West Fraser cannot draw on it.
2.This is a capital management measure. Refer to the “Non-GAAP and Other Specified Financial Measures” section of this document for more information on this measure.
Available liquidity as at October 2, 2026 was $1,223 million (December 31, 2025 - $1,222 million). Available liquidity includes cash and cash equivalents and amounts available on our operating loans, excluding the demand line of credit dedicated to our 50% jointly-owned paper operation.
We are exposed to commodity price changes. To manage our liquidity risk, we maintain adequate cash and cash equivalents balances and appropriate lines of credit. In addition, we regularly monitor and review both actual and forecasted cash flows. Refinancing risks are managed by extending maturities through regular renewals and refinancing when market conditions are supportive.
Please refer to the “Cash Flow” section for analysis of the changes in cash and cash equivalents. Total debt to total capital and net debt to total capital increased compared to Q4-25 due to the refinancing of our $300 million term loan facility through the issuance of a new $500 million term loan facility during 2026. We remain well positioned with a strong balance sheet and liquidity profile.
Credit Facilities
As at October 2, 2026, our credit facilities consisted of a $1 billion committed revolving credit facility which matures May 2030, a $20 million (£15 million) credit facility dedicated to our European operations, and an $11 million (CAD$15 million) demand line of credit dedicated to our jointly‑owned paper operation.
In May 2025, we amended and restated our syndicated credit agreement providing for the renewal of our $1 billion revolving credit facility and extension of the facility's maturity from July 2028 to May 2030. The renewed credit facility was made available on substantially the same terms and conditions as our existing credit facility.
As at October 2, 2026, our revolving credit facilities were undrawn (December 31, 2025 - undrawn). Interest on the facility is payable at floating rates based on Prime Rate Advances, US Base Rate Advances, Canadian Overnight Repo Rate Average (“CORRA”) Advances, or Secured Overnight Financing Rate (“SOFR”) Advances at our option.
In addition, we have credit facilities totalling $127 million (December 31, 2025 - $130 million) dedicated to letters of credit. Letters of credit in the amount of $40 million (December 31, 2025 - $38 million) were supported by these facilities.
All debt is unsecured except the $11 million (CAD$15 million) jointly-owned paper operation demand line of credit, which is secured by that joint operation’s current assets.
Long-Term Debt
In May 2025, in addition to the renewal of our $1 billion revolving credit facility, we also increased and extended our existing $200 million term loan facility maturing July 2025 to $300 million maturing in May 2028.
In September 2026, our existing $300 million term loan facility was refinanced through the issuance of a new $500 million term loan facility. Under the new credit agreement, the new term loan facility matures September 2029, and is under substantially the same terms and conditions as our previous term loan facility. Interest on the term loan facility is payable at floating rates based on US Base Rate Advances or SOFR Advances at our option. This loan is repayable at any time, in whole or in part, at our option and without penalty but cannot be redrawn after payment.
We have interest rate swap contracts to pay fixed interest rates and receivable variable interest rates on $100 million notional principal amount of indebtedness. These swap agreements have the effect of fixing the interest rate on $100 million of the $500 million term loan discussed above, with the balance being subject to a floating rate. The weighted average fixed interest payable under these swap agreements is 3.26%.
Issuer Ratings
We are considered investment grade by two leading rating agencies. The ratings in the table below are as at October 27, 2026.

Agency	Rating	Outlook
Moody’s	Baa3	Stable
Standard & Poor’s	BBB-	Negative
These ratings are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating agencies.

Financial Instruments
Our financial instruments, their accounting classification, and associated risks are described in Note 22 to the Annual Financial Statements. During Q2-26, we entered into foreign exchange forward contracts to purchase Canadian dollars and sell U.S. dollars. These instruments are designated as cash flow hedges of highly probable forecast transactions and are intended to reduce variability in USD-equivalent cash flows resulting from movements in the USD-CAD exchange rate. Additional details are described in note 15 to our Interim Financial Statements.
Shareholders’ Equity
Our outstanding Common share equity consists of 76,022,344 Common shares and 2,281,478 Class B Common shares for a total of 78,303,822 Common shares issued and outstanding as at October 27, 2026.
The Common shares and Class B Common shares are equal in all respects, including the right to dividends, rights upon dissolution or winding up and the right to vote, except that each Class B Common share may at any time be exchanged for one Common share. Our Common shares are listed for trading on the TSX and NYSE under the symbol WFG, while our Class B Common shares are not. Certain circumstances or corporate transactions may require the approval of the holders of our Common shares and Class B Common shares on a separate class by class basis.
Share Repurchases
On March 19, 2026, we renewed our normal course issuer bid (“2026 NCIB”) allowing us to acquire up to 3,800,917 Common shares for cancellation from March 24, 2026 until the expiry of the bid on March 23, 2027. As of October 27, 2026, we have repurchased no Common shares under this program.
On February 27, 2025, we renewed our normal course issuer bid (“2025 NCIB”) allowing us to acquire up to 3,868,177 Common shares for cancellation from March 3, 2025 until the expiry of the bid on March 2, 2026. Under this program, we repurchased 1,286,185 Common shares for cancellation.
The following table shows our purchases under our NCIB programs in 2025 and 2026:

Share repurchases (number of Common shares and price per share)		Common Shares	Average Price in USD
NCIB:	January 1, 2025 to December 31, 2025	1,639,207	$75.95
NCIB:	January 1, 2026 to October 2, 2026	—	$—
Share Options
As at October 27, 2026, there were 763,347 share options outstanding with exercise prices ranging from CAD$51.80 to CAD$123.63 per Common share.
Cash Flow
Our cash is deployed primarily for operating purposes, interest payments, repayment of debt, investments in property, plant and equipment, acquisitions, share repurchases, and dividends. In normal business cycles and in years without a major acquisition or debt repayment, cash on hand and cash provided by operations have typically been sufficient to meet these uses.

	Three Months Ended		Nine Months Ended
	October 2,	September 26,	October 2,	September 26,
($ millions - cash provided by (used for))	2026	2025	2026	2025
Cash provided by operating activities
Loss	$(80)	$(204)	$(329)	$(186)
Adjustments
Amortization	128	133	400	401
Restructuring and impairment reversal	—	—	(5)	—
Finance expense, net	9	12	70	1
Foreign exchange loss (gain)	(2)	(5)	(14)	1
Export duty, including AR1 ADD liquidation payments	(12)	57	103	57
Retirement benefit expense	17	18	53	52
Net contributions to retirement benefit plans	(17)	(12)	(40)	(25)
Tax recovery	(20)	(73)	(109)	(66)
Income taxes received (paid)	(4)	4	(22)	(50)
Unrealized loss (gain) on electricity swaps	(1)	(8)	15	(13)
Loss (gain) on disposal of assets	1	(1)	(14)	(2)
Reforestation and decommissioning obligations, net	(15)	(22)	(14)	(12)
Other	(3)	3	(11)	4
Changes in non-cash working capital
Receivables	—	26	(56)	(10)
Inventories	12	60	44	60
Prepaid expenses	6	12	(11)	(17)
Payables and accrued liabilities	51	56	34	71
	72	58	94	268

Cash provided by (used for) financing activities
Proceeds from amendment of long-term debt	200	—	200	100
Repayment of operating loans	(55)	—	—	—
Repayment of lease obligations	(2)	(3)	(9)	(11)
Finance expense paid	(7)	(6)	(21)	(16)
Repurchase of Common shares for cancellation	—	(40)	—	(121)
Dividends paid	(25)	(25)	(75)	(76)
	110	(75)	95	(123)

Cash used for investing activities
Proceeds from disposal of assets	—	—	20	—
Additions to capital assets	(53)	(90)	(212)	(273)
Interest received	1	6	3	20
Other	(1)	4	3	3
	(53)	(81)	(187)	(250)

Change in cash and cash equivalents	$130	$(98)	$2	$(106)

Operating Activities
The table above shows the main components of cash flows provided by or used for operating activities for each period.
Cash provided by operating activities increased versus Q3-25 due to higher earnings being offset by a smaller release of working capital. Cash provided by operating activities decreased versus YTD-25 due to lower earnings, a lower release of working capital, offset in part by lower income tax payments.
Income tax payments for YTD-26 were lower than YTD-25 due primarily to lower earnings. In addition, YTD-25 included top-up payments for the 2024 year and were net of $34 million of refunds on account of a settlement agreement reached with the CRA in 2025. For the remainder of 2026, we are expecting to receive an additional $43 million of income tax refunds.
Working capital was a source of cash in Q3-26, driven primarily by higher payables and accrued liabilities, reductions in inventories, and lower prepaids.
Payables and accrued liabilities increased in Q3-26 due primarily to higher stumpage and contractor accruals as SPF logging ramped up during the third quarter. Decrease in inventory in Q3-26 related primarily to the reduction of SPF log inventory and reductions in lumber and NA OSB finished goods inventory.
Working capital was a source of cash in YTD-26 driven primarily by lower inventories and higher payables and accrued liabilities, offset by higher receivables and higher prepaids.
Inventory decreased due to lower SPF log inventory, offset in part by higher finished goods inventory. Payables and accrued liabilities increased in YTD-26 due to timing of accruals and payments, specifically higher stumpage and contractor accruals and higher accrued equity-based compensation, offset by a lower severance provision and lower accruals for capital expenditures. Receivables increased in YTD-26 due primarily to higher lumber and OSB shipment activity at the end of Q3-26, higher lumber pricing and higher volumes of chip sales, offset in part by lower OSB pricing. Prepaids increased due primarily to the timing of certain insurance renewals and property tax payments.
Financing Activities
Cash flows provided by financing activities in Q3-26 and YTD-26 include the receipt of $200 million of proceeds from the amendment of our term loan facility. Cash flows provided by financing activities in Q3-26 was impacted by repayments of $55 million on our revolving credit facility during Q3-26.
Cash flows used for financing activities in prior year were impacted by the receipt of $100 million in proceeds from the amendment of our term loan facility in Q2-25.
We did not repurchase Common shares under our NCIB programs during Q3-26 and YTD-26. We repurchased $40 million and $121 million of Common shares through our NCIB programs during Q3-25 and YTD-25 respectively.
We returned a total of $75 million during YTD-26 to our shareholders through dividend payments, which was comparable to the same period in 2025.

Investing Activities
Capital expenditures of $53 million in Q3-26 (Q3-25 - $90 million) and $212 million in YTD-26 (YTD-25 - $273 million) reflect our strategy of continued reinvestment in our mills. Capital expenditures are lower versus comparative periods due to the completion of a number of major projects that are now being operationalized.

	Three Months Ended		Nine Months Ended
Capital Expenditures by Segment ($ millions)	October 2,	September 26,	October 2,	September 26,
	2026	2025	2026	2025
Lumber	$16	$46	$70	$150
North America EWP	27	32	113	104
Europe EWP	5	6	18	12
Other Operating Segments	3	4	8	4
Corporate	1	2	3	3
Total	$53	$90	$212	$273

ACCOUNTING MATTERS
Accounting standards issued but not yet applied
IFRS 18, Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements ("IFRS 18"), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces new requirements to improve comparability in the reporting of financial performance to give investors a better basis for analyzing and comparing entities. The standard impacts the presentation of the financial statements and notes, in particular the income statement where entities will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. IFRS 18 will also require management-defined performance measures to be explained and included in a separate note within the financial statements. IFRS 18 is effective for reporting periods beginning on or after January 1, 2027. We are currently assessing the impact of this amendment on our consolidated financial statements.

RISKS AND UNCERTAINTIES
Our business is subject to a number of risks and uncertainties. Risks and uncertainties are included in our Annual MD&A, as updated in the disclosures in our quarterly MD&A, our public filings with securities regulatory authorities, and also include additional risks and uncertainties identified in this MD&A.

CONTROLS AND PROCEDURES
West Fraser is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, each as defined in NI 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States.
Disclosure Controls and Procedures
We have designed our disclosure controls and procedures to provide reasonable assurance that information that is required to be disclosed by us in our annual filings, interim filings and other reports that we file or submit under securities legislation is recorded, processed, summarized, and reported within the time periods specified in the securities legislation. These include controls and procedures designed to ensure that information that we are required to disclose under securities legislation is accumulated and communicated to our management, including our President and Chief Executive Officer (“CEO”) and the Executive Vice-President and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting
Management, under the supervision of the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under NI 52-109 in Canada and the Securities Exchange Act of 1934, as amended, in the United States, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS Accounting Standards.
There has been no change in our internal control over financial reporting during the three months ended October 2, 2026 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Additionally, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

DEFINITIONS, RECONCILIATIONS, AND OTHER INFORMATION
Non-GAAP and Other Specified Financial Measures
Throughout this MD&A, we make reference to (i) certain non-GAAP financial measures, including Adjusted EBITDA and Adjusted EBITDA by segment (our “Non-GAAP Financial Measures”), (ii) certain capital management measures, including available liquidity, total debt to capital ratio, and net debt to capital ratio (our “Capital Management Measures”), (iii) certain supplementary financial measures, including our expected capital expenditures (our “Supplementary Financial Measures”). We believe that these Non-GAAP Financial Measures, Capital Management Measures, and Supplementary Financial Measures (collectively, our “Non-GAAP and other specified financial measures”) are useful performance indicators for investors to understand our operating and financial performance and our financial condition. These Non-GAAP and other specified financial measures are not generally accepted financial measures under IFRS Accounting Standards and do not have standardized meanings prescribed by IFRS Accounting Standards. Investors are cautioned that none of our Non-GAAP Financial Measures should be considered as an alternative to earnings or cash flow, as determined in accordance with IFRS Accounting Standards. As there is no standardized method of calculating any of these Non-GAAP and other specified financial measures, our method of calculating each of them may differ from the methods used by other entities and, accordingly, our use of any of these Non-GAAP and other specified financial measures may not be directly comparable to similarly titled measures used by other entities. Accordingly, these Non-GAAP and other specified financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS Accounting Standards. The reconciliation of the Non-GAAP measures used and presented by the Company to the most directly comparable measures under IFRS Accounting Standards is provided in the tables set forth below.
Adjusted EBITDA and Adjusted EBITDA by Segment
Adjusted EBITDA is used to evaluate the operating and financial performance of our operating segments, generate future operating plans, and make strategic decisions. Adjusted EBITDA is defined as earnings determined in accordance with IFRS Accounting Standards adding back the following line items from the consolidated statements of earnings and comprehensive earnings: finance income or expense, tax provision or recovery, amortization, equity-based compensation, restructuring and impairment charges, and other income or expense.
Adjusted EBITDA by segment is defined as operating earnings determined for each reportable segment in accordance with IFRS Accounting Standards adding back the following line items from the consolidated statements of earnings and comprehensive earnings for that reportable segment: amortization, equity-based compensation, and restructuring and impairment charges.
EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance, ability to incur and service debt, and as a valuation metric. We calculate Adjusted EBITDA and Adjusted EBITDA by segment to exclude items that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.
We believe that disclosing these measures assists readers in measuring performance relative to other entities that operate in similar industries and understanding the ongoing cash generating potential of our business to provide liquidity to fund working capital needs, service outstanding debt, fund future capital expenditures and investment opportunities, and pay dividends. Adjusted EBITDA is used as an additional measure to evaluate the operating and financial performance of our reportable segments.

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure, earnings.

Quarterly Adjusted EBITDA ($ millions)
	Q3-26	Q2-26	YTD-26	Q3-25	YTD-25
Earnings (loss)	$(80)	$(61)	$(329)	$(204)	$(186)
Finance expense, net	9	9	70	12	1
Tax (recovery) provision	(20)	(28)	(109)	(73)	(66)
Amortization	128	133	400	133	401
Equity-based compensation	1	5	12	(2)	(10)
Restructuring and impairment reversal	—	(5)	(5)	—	—
Other expense (income)	(1)	5	(9)	(11)	(5)
Adjusted EBITDA	$38	$59	$31	$(144)	$135
The following tables reconcile Adjusted EBITDA by segment to the most directly comparable IFRS Accounting Standards measures for each of our reportable segments. We consider operating earnings to be the most directly comparable IFRS Accounting Standards measure for Adjusted EBITDA by segment as operating earnings is the IFRS Accounting measure most used by the chief operating decision maker when evaluating segment operating performance.
Adjusted EBITDA by Segment ($ millions)

Q3-26	Lumber	NA EWP	Europe EWP	Other Operating Segments	Corporate & Eliminations	Total
Operating earnings (loss)	$(17)	$(67)	$(6)	$3	$(4)	$(92)
Amortization	51	63	10	2	2	128
Equity-based compensation	—	—	—	—	1	1
Restructuring and impairment charges	—	—	—	—	—	—
Adjusted EBITDA by segment	$34	$(4)	$4	$5	$—	$38

Q2-26	Lumber	NA EWP	Europe EWP	Other Operating Segments	Corporate & Eliminations	Total
Operating earnings (loss)	$(12)	$(47)	$2	$(11)	$(7)	$(74)
Amortization	53	64	11	3	2	133
Equity-based compensation	—	—	—	—	5	5
Restructuring and impairment charges	—	(5)	—	—	—	(5)
Adjusted EBITDA by segment	$41	$13	$13	$(8)	$—	$59

Q3-25	Lumber	NA EWP	Europe EWP	Other Operating Segments	Corporate & Eliminations	Total
Operating earnings (loss)	$(169)	$(88)	$(10)	$(10)	$1	$(275)
Amortization	46	72	10	3	1	133
Equity-based compensation	—	—	—	—	(2)	(2)
Adjusted EBITDA by segment	$(123)	$(15)	$1	$(6)	$—	$(144)

YTD-26	Lumber	NA EWP	Europe EWP	Other Operating Segments	Corporate & Eliminations	Total
Operating loss	$(167)	$(173)	$(4)	$(15)	$(17)	$(376)
Amortization	157	196	31	8	6	400
Equity-based compensation	—	—	—	—	12	12
Restructuring and impairment charges (reversal)	—	(5)	—	—	—	(5)
Adjusted EBITDA by segment	$(10)	$19	$27	$(5)	$—	$31

YTD-25	Lumber	NA EWP	Europe EWP	Other Operating Segments	Corporate & Eliminations	Total
Operating earnings (loss)	$(180)	$(40)	$(30)	$(12)	$6	$(256)
Amortization	138	217	31	11	4	401
Equity-based compensation	—	—	—	—	(10)	(10)
Adjusted EBITDA by segment	$(42)	$177	$1	$—	$—	$135
Available liquidity
Available liquidity is the sum of our cash and cash equivalents and funds available under our committed and uncommitted bank credit facilities. We believe disclosing this measure assists readers in understanding our ability to meet uses of cash resulting from contractual obligations and other commitments at a point in time.

Available Liquidity ($ millions, except as otherwise indicated)	October 2,	December 31,
	2026	2025
Cash and cash equivalents	$203	$202
Operating lines available (excluding paper operation)[1]	1,020	1,020
	1,223	1,222
Borrowings on operating lines	—	—
Available liquidity	$1,223	$1,222
1.Excludes demand line of credit dedicated to our jointly-owned paper operation as West Fraser cannot draw on it.
Debt to capital ratio
Debt to capital ratio is total debt divided by total capital, expressed as a percentage. Total capital is defined as the sum of total debt plus total equity. This calculation is defined in certain of our bank covenant agreements. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time.

The following table outlines the composition of the measure.

Debt to Capital ($ millions)	October 2,	December 31,
	2026	2025
Debt
Operating loans	$—	$—
Current and non-current lease obligation	32	33
Current and long-term debt	500	300
Derivative liabilities[1]	5	—
Open letters of credit[1]	40	38
Total debt	578	371
Shareholders’ equity	5,470	5,849
Total capital	$6,047	$6,220
Debt to capital	10%	6%
1.Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation.
Net debt to capital ratio
Net debt to capital ratio is net debt divided by total capital, expressed as a percentage. Net debt is calculated as total debt less cash and cash equivalents, open letters of credit, and the fair value of any derivative liabilities. Total capital is defined as the sum of net debt plus total equity. We believe disclosing this measure assists readers in understanding our capital structure, financial solvency, and degree of leverage at a point in time. We believe that using net debt in the calculation is helpful because net debt represents the amount of debt obligations that are not covered by available cash and cash equivalents.
The following table outlines the composition of the measure.

Net Debt to Capital ($ millions)	October 2,	December 31,
	2026	2025
Debt
Operating loans	$—	$—
Current and non-current lease obligation	32	33
Current and long-term debt	500	300
Derivative liabilities[1]	5	—
Open letters of credit[1]	40	38
Total debt	578	371
Cash and cash equivalents	(203)	(202)
Open letters of credit	(40)	(38)
Derivative liabilities	(5)	—
Net debt	329	131
Shareholders’ equity	5,470	5,849
Total capital	$5,799	$5,980
Net debt to capital	6%	2%
1.Letters of credit facilities and the fair value of derivative liabilities are part of our bank covenants’ total debt calculation.
Expected capital expenditures
This measure represents our best estimate of the amount of cash outflows relating to additions to capital assets for the current year based on our current outlook. This amount is comprised primarily of various improvement projects and maintenance-of-business expenditures, and projects focused on optimization and automation of the manufacturing process. This measure assumes no deterioration in market conditions during the year and that we are able to proceed with our plans on time and on budget. This estimate is subject to the risks and uncertainties identified in this MD&A.

Glossary of Key Terms

We use the following terms in this MD&A:

Term	Description
AAC	Annual allowable cut
ADD	Antidumping duty
AR	Administrative Review by the USDOC
B.C.	British Columbia
BCTMP	Bleached chemithermomechanical pulp
BCTS	B.C. Timber Sales
CAD or CAD$	Canadian dollars
CEO	President and Chief Executive Officer
CFO	Executive Vice-President and Chief Financial Officer
CGU	Cash generating unit
CPL	Cariboo Pulp mill, now operated by Cariboo Pulp Ltd.
CRA	Canada Revenue Agency
Crown timber	Timber harvested from lands owned by a provincial government
CUSMA	Canada-United States-Mexico Agreement
CVD	Countervailing duty
DC&P	Disclosure Controls and Procedures
EDGAR	Electronic Data Gathering, Analysis and Retrieval System
ESG	Environmental, Social and Governance
EWP	Engineered wood products
GBP	British pound sterling
GHG	Greenhouse gas
ICFR	Internal Control over Financial Reporting
IFRS Accounting Standards	International Financial Reporting Standards as issued by the International Accounting Standards Board
LVL	Laminated veneer lumber
MDF	Medium-density fibreboard
NA	North America
NA EWP	North America Engineered Wood Products
NBSK	Northern bleached softwood kraft pulp
NCIB	Normal course issuer bid
2025 NCIB	Normal course issuer bid - March 3, 2025 to March 2, 2026
2026 NCIB	Normal course issuer bid - March 24 2026 to March 23, 2027
NI 52-109	National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings
Norbord	Norbord Inc.
Norbord Acquisition	Acquisition of Norbord completed February 1, 2021
NYSE	New York Stock Exchange
OSB	Oriented strand board
POI	Period of Investigation in respect of an USDOC administrative review
PPE	Property, plant, and equipment
Q1-26 or Q1-25	three months ended April 3, 2026 or March 28, 2025 and for balance sheet amounts as at April 3, 2026 or March 28, 2025
Q2-26 or Q2-25	three months ended July 3, 2026 or June 27, 2025 and for balance sheet amounts as at July 3, 2026 or June 27, 2025
Q3-26 or Q3-25	three months ended October 2, 2026 or September 26, 2025 and for balance sheet amounts as at October 2, 2026 or September 26, 2025

Q4-26 or Q4-25	three months ended December 31, 2026 or 2025 and for balance sheet amounts as at December 31, 2026 or 2025
Section 232	Section 232 of the Trade Expansion Act of 1962
Section 338	Section 338 of the Tariff Act of 1930
SEDAR+	System for Electronic Document Analysis and Retrieval +
SIB	Substantial Issuer Bid
SOFR	Secured Overnight Financing Rate
SOX	Section 404 of the Sarbanes-Oxley Act
SPF	Spruce/pine/balsam fir lumber
SYP	Southern yellow pine lumber
TSX	Toronto Stock Exchange
U.K.	United Kingdom
U.S.	United States
USD or $ or US$	United States Dollars
USDOC	United States Department of Commerce
USITC	United States International Trade Commission
YTD-26 or YTD-25	Nine months ended October 2, 2026 or September 26, 2025
Forward-Looking Statements
This MD&A includes statements and information that constitutes “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of United States securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are forward-looking or predictive in nature and are dependent upon or refer to future events or conditions. We use words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would,” and “could,” to identify these forward-looking statements. These forward-looking statements generally include statements which reflect management’s expectations regarding the operations, business, financial condition, results of operations, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of West Fraser and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods.
Forward-looking statements included in this MD&A include references to:

Discussion	Forward-Looking Statements
Our Business and Strategy
our corporate strategy and objectives to generate strong financial results through the business cycle, supported by robust product and geographic diversity, to rely on our committed workforce, the quality of our assets and our well-established people and culture, to execute a balanced capital allocation strategy by maintaining a strong balance sheet and liquidity profile along with an investment-grade issuer rating, to maintain a leading cost position, to maintain financial flexibility through a strong balance sheet and to return capital to shareholders, reinvest in operations across all market cycles to enhance productivity, product mix and capacity, and pursuit of opportunistic acquisitions and larger-scale growth initiatives

Recent Developments – Markets	impact of new home construction activity, existing home sales, interest rates, mortgage rates, long-term bond yields, housing supply and demand, housing affordability, housing starts, housing prices, unemployment rates, repair and remodelling demand, inflationary pressures, changes in population growth and demographics on demand for our lumber and OSB products; expectations regarding near, medium and longer-term core demand, future interest rates, government policies on affordability, housing supply and inflation; impact of lumber supply rationalization; constraints on new lumber capacity when lumber demand recovers due to various factors, including ongoing timber supply limitations in significant lumber regions; continuation of a period of oversupply in the North American OSB industry; impact of new or reduced lumber and OSB production capacity on market supply and pricing; impact on Canadian-based manufacturers of the uncertainty caused by Section 232 and 338 tariff actions, along with loss of residuals markets, fibre constraints, wildfires and fibre access , including the potential shortfall in the supply of lumber and wood-based building products required to meet U.S. market demand levels
Recent Developments - Tariffs	impact of Section 338 tariff actions, including the finalization of effective tariff rates, the duration of tariffs imposed and the ultimate impact on the volumes of our MDF products shipped from Canada to the U.S. and the sales prices of these wood products
Recent Developments - Indefinite Curtailment of two mills	the indefinite curtailment of Huguley OSB mill in Lanett, Alabama and the Leola, Arkansas lumber mill and anticipated timing of wind-down, expected reduction of OSB and lumber capacity respectively, and the timing and extent of the anticipated impairment charge
Discussion & Analysis of Quarterly Results by Product Segment - Lumber Segment - Softwood Lumber Dispute	administrative review commencement, adjustment of export duty rates, proceedings related to duty rates, and timing of finalization of AR8 and AR9 duty rates
Business Outlook – Markets	the impact of market conditions, U.S. government policy changes, housing affordability, interest rates, mortgage rates, U.S. housing starts and inflationary pressures on demand for our wood products over the near, medium and longer term; the potential growing market penetration of mass timber; our ability to capitalize on long-term growth opportunities; our expectations as to future interest rates due to the impact of competing forces on interest rates, including the impact of broader economy, the slowing of employment, growth and the potential price inflation impact of U.S. tariffs and other government policies; the potential impact to our operations resulting from the current conflict in the Middle East
Business Outlook – Softwood lumber dispute	the impact of our duty rates on our financial position, including whether we realize a selling price to recover the impact of duties payable
Business Outlook – Operations	the assumptions underlying our anticipated shipment levels, including the continued availability of timber supply, our projected SPF and SYP lumber shipments, and related modest demand expectations due to the impact of tariffs and housing affordability challenges on SPF and SYP lumber demand and consequential impact on shipments of SPF lumber into the U.S. from Canada, expectations as to B.C. and Alberta stumpage rates, potential for continued upward pressure on region specific U.S. South log costs due to limited availability of harvesting crew and hauling capacity and elevated diesel fuel prices; expectation of downward pressure on U.S. lumber residuals as a result of pulp mill closures; our projected OSB shipments and related softening of OSB demand forecasts due to tariff and policy uncertainty, and housing affordability challenges; the stability of NA EWP input costs; the potential for fibre costs to increase from harvest and hauling capacity, the potential for oil-based input costs to increase; potential for continuation of upward pressure on energy and resin cost; potential for increased transportation and hauling challenges and continued elevated diesel prices to continue to increase logging and transportation costs; and potential for continued impact to our operations resulting from the current conflict in the Middle East

Business Outlook – Cash Flows
projected cash flows from operations and available liquidity, the sufficiency of operations and available liquidity to support projected capital expenditures, and the amount of these capital expenditures, our plan to continue to operationalize capital invested in recent years, total estimated capital costs, completion dates and ramp-up periods (including with respect to the ramp-up of the modernized Henderson, Texas lumber manufacturing facility), expected results of capital expenditures, including improvements, maintenance, optimization and automation projects and maintenance of our investment grade issuer rating, strategic growth opportunities, expected continuity of dividends and share repurchases

Liquidity and Capital Resources	available liquidity, the availability of our revolving credit facility, our policy on capital management, maintenance of investment grade issuer rating, our policy on interest rate swaps and our goal to maintain a balanced capital allocation strategy, and projected 2026 income tax refunds

By their nature, these forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts, and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•assumptions in connection with the economic and financial conditions in the U.S., Canada, U.K., Europe and globally and consequential demand for our products, including the ability to meet our shipment guidance, and variability of operating schedules and the impact of the conflicts in Ukraine and the Middle East or elsewhere;
•future increases in interest rates and inflation or continued sustained higher interest rates and rates of inflation could impact housing affordability and repair and remodelling demand, which could reduce demand for our products;
•near and long-term impacts and uncertainties of U.S. administration tariffs, including direct and indirect impacts of the Section 338 tariffs and Section 232 tariffs, and other government policies on the demand and prices of our wood products in the U.S., the demand for products manufactured with our wood products and shipped to the U.S. and the consequential impact on the profitability of our Canadian business, financial condition, results of operations and cash flow and ability to meet our shipment guidance;
•risks associated with international trade and trade restrictions, including impact of tariff actions and possible further actions from the Section 232 investigation such as potential tariffs, export controls, including quotas, or incentives to increase domestic production, future cross border trade rulings, agreements and duty rates, including the renegotiation of CUSMA and/or the failure to renew or replace CUSMA as well as the impact of other government policies, including the timing and effectiveness of affordability measures;
•global supply chain issues may result in increases to our costs and may contribute to a reduction in near-term demand for our products;
•continued governmental approvals and authorizations to access timber supply, and the impact of forest fires, infestations, environmental protection measures and actions taken and legislation adopted by government respecting Indigenous rights, title and/or reconciliation efforts on these approvals and authorizations, and evolving jurisprudence in Canada on aboriginal rights and title;
•risks inherent in our product concentration and cyclicality;
•effects of competition for logs, availability of fibre and fibre resources and product pricing pressures, including continued access to log supply and fibre resources at competitive prices and the impact of third-party certification standards; including reliance on fibre off-take agreements and third-party consumers of wood chips;
•effects of variations in the price and availability of manufacturing inputs, including energy, employee wages, resin and other input costs, and the impact of inflationary pressures on the costs of these manufacturing costs, including increases in stumpage fees and log costs;
•availability and costs of transportation services, including truck and rail services, and port facilities, and impacts on transportation services of wildfires and severe weather events, and the impact of increased energy prices on the costs of transportation services;
•uncertainty and risks associated with future restructuring and impairment charges, including the quantum of the anticipated impairment charges concerning the Huguley OSB mill and the Leola lumber mill;
•the recoverability of property, plant and equipment ($3,434 million), goodwill and intangibles ($1,688 million), both as at October 2, 2026, is based on numerous key assumptions which are inherently uncertain, including production volume, product pricing, operating costs, terminal multiple, and discount rate. Adverse changes in these assumptions could lead to a change in financial outlook which may result in carrying amounts exceeding their recoverable amounts and as a consequence an impairment, which could have a material non-cash adverse effect on our results of operations;

•transportation constraints, including the impact of labour disruptions, may negatively impact our ability to meet projected shipment volumes;
•the timing of our planned capital investments may be delayed, the ultimate costs of these investments may be increased as a result of inflation, and the projected rates of return may not be achieved;
•various events that could disrupt operations, including natural, man-made or catastrophic events including drought, wildfires, fires, explosions, mechanical failures, cyber security incidents, any state of emergency and/or evacuation orders issued by governments, and ongoing relations with employees;
•risks inherent to customer dependence;
•implementation of important strategic initiatives and identification, completion and integration of acquisitions;
•impact of changes to, or non-compliance with, environmental or other regulations;
•government restrictions, standards or regulations intended to reduce greenhouse gas emissions and our inability to achieve our SBTi commitment for the reduction of greenhouse gases as planned;
•the costs and timeline to achieve our greenhouse gas emissions objectives may be greater and take longer than anticipated;
•changes in government policy and regulation, including actions taken by the Government of British Columbia pursuant to recent amendments to forestry legislation and initiatives to defer logging of forests deemed “old growth” and the impact of these actions on our timber supply;
•impact of weather and climate change on our operations or the operations or demand of our suppliers and customers;
•ability to implement new or upgraded information technology infrastructure;
•impact of information technology service disruptions or failures or cyber security breaches or attacks;
•impact of any product, property or general liability claims in excess of insurance coverage;
•risks inherent to a capital intensive industry;
•impact of future outcomes of tax exposures;
•potential future changes in tax laws, including tax rates;
•risks associated with investigations, claims and legal, regulatory and tax proceedings covering matters which if resolved unfavourably may result in a loss to and/or reputational issues for the Company;
•effects of currency exposures and exchange rate fluctuations;
•fair values of our electricity swaps may be volatile and sensitive to fluctuations in forward electricity prices and changes in government policy and regulation;
•future operating costs;
•availability of financing, bank lines, securitization programs and/or other means of liquidity;
•continued access to timber supply in the traditional territories of Indigenous Nations and our ability to work with Indigenous Nations in B.C. to secure continued fibre supply for our lumber mills through various commercial agreements and joint ventures;
•our ability to continue to maintain effective internal control over financial reporting;
•the risks and uncertainties described in this document; and
•other risks detailed from time to time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators.
In addition, actual outcomes and results of these statements will depend on a number of factors including those matters described under “Risks and Uncertainties” in this MD&A and may differ materially from those anticipated or projected. This list of important factors affecting forward‑looking statements is not exhaustive and reference should be made to the other factors discussed in public filings with securities regulatory authorities. Accordingly, readers should exercise caution in relying upon forward‑looking statements and we undertake no obligation to publicly update or revise any forward‑looking statements, whether written or oral, to reflect subsequent events or circumstances except as required by applicable securities laws.
Additional Information
Additional information on West Fraser, including our Annual Information Form and other publicly filed documents, is available on the Company’s website at www.westfraser.com, on SEDAR+ at www.sedarplus.ca and on the EDGAR section of the SEC website at www.sec.gov/edgar.

Where this MD&A includes information from third parties, we believe that such information (including information from industry and general publications and surveys) is generally reliable. However, we have not independently verified any such third-party information and cannot assure you of its accuracy or completeness.